March 5, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated February 23, 2018 (received via e-mail)
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2017
Filed January 26, 2018
File No. 000-02384

Ladies and Gentlemen:

The company is in receipt of a comment letter from staff, dated February 23, 2018. Pursuant to discussions with Beverly A. Singleton of the SEC, the Company has been given an extension until March 15th to respond to the comment letter.

Sincerely,

/s/ Gregory S. Motto

Gregory S. Motto
Executive Vice President and Chief Financial Officer